NORTH CHINA HORTICULTURE, INC.
LongSheng Village, Tangshan Town, Zhengan District
Dandong City, Liaoning
People’s Republic of China

October 29, 2010

Mr. Ethan Horowitz
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C.  20549

Re:	North China Horticulture, Inc.
Item 4.01 Form 8-K
Filed October 26, 2010
File No. 000-51263

Dear Mr. Horowitz:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to North China Horticulture, Inc. (the “Company”) dated October 26, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K filed October 26, 2010

Staff Comment 1.   Please amend your filing to disclose, if true, that the decision to change independent accountants was approved by your board of directors.  Refer to Item 304(a)(l)(iii) of Regulation S-K.

Response:   The Company has amended the Form 8-K filed October 26, 2010 (“Original 8-K”) to clarify that the board of the directors of the Company approved and ratified the change of independent accountants on October 26, 2010.

Staff Comment 2.   Please file an updated letter from your former independent accountant as an Exhibit 16 to your amended Form 8-K.  This letter should reflect their agreement or disagreement with the disclosures in your amended filing.  Refer to Item 304(a)(3) of Regulation S-K.

Response:   The Company has filed an updated letter from its former independent accountant as an Exhibit 16 to its amended Form 8-k, filed on October 29, reflecting their agreement with the disclosures in the Company’s amended filing.

Ethan Horowitz
Staff Accountant
Securities and Exchange Commission
October 29, 2010

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely,

/s/ Guang Zhao
Guang Zhao

Enclosures
CC:	Ryan Nail
The Crone Law Group